                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         Greate Bay Casino Corporation
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
-------------------------------------------------------------------------------
                                (CUSIP Number)

               William D. Pratt, Secretary and General Counsel,
        Greate Bay Casino Corporation, Two Galleria Tower, Suite 2200,
          13455 Noel Road, LB 48, Dallas, Texas 75240, (972) 386-9777
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               DECEMBER 31, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 391546108                             Page      2   of   12      Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William D. Pratt
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                N/A
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
         NUMBER OF                   7  SOLE VOTING POWER
          SHARES                          822,380 (1)
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                    8  SHARED VOTING POWER
           EACH
         REPORTING                        0
          PERSON                    --------------------------------------------
           WITH                      9  SOLE DISPOSITIVE POWER
                                          822,380 (1)
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
           11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                   EACH REPORTING PERSON

                                          822,380 (1)
--------------------------------------------------------------------------------
           12                      CHECK BOX IF THE AGGREGATE AMOUNT IN
                                   ROW (11) EXCLUDES CERTAIN SHARES          [_]
--------------------------------------------------------------------------------
           13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                   ROW (11)

                                     15.9%
--------------------------------------------------------------------------------
           14                      TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------

(1) Represents Common Stock owned of record by William D. Pratt (1,678 shares), the J. E. Pratt Family Trust (770,250 shares), W.D. Pratt Co. No. 1 (48,816 shares) and the WDP Jr. Family Trust (1,636 shares). William D. Pratt disclaims beneficial ownership of all shares held by W.D. Pratt Co. No. 1 exceeding his pecuniary interest therein and all shares held by the J.E. Pratt Family Trust and the WDP Jr. Family Trust.

                                  SCHEDULE 13D


CUSIP No. 391546108                             Page      3   of   12      Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                J.E. Pratt Family Trust
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                N/A
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
         NUMBER OF                   7  SOLE VOTING POWER
          SHARES                          770,250 (1)
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                    8  SHARED VOTING POWER
           EACH
         REPORTING                        0
          PERSON                    --------------------------------------------
           WITH                      9  SOLE DISPOSITIVE POWER
                                          770,250 (1)
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
           11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                   EACH REPORTING PERSON

                                          770,250
--------------------------------------------------------------------------------
           12                      CHECK BOX IF THE AGGREGATE AMOUNT IN
                                   ROW (11) EXCLUDES CERTAIN SHARES          [_]
--------------------------------------------------------------------------------
           13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                   ROW (11)

                                     14.9%
--------------------------------------------------------------------------------
           14                      TYPE OF REPORTING PERSON*

                                     00 - Trust
--------------------------------------------------------------------------------

(1)  Power is exercised through its Trustee, William D. Pratt.

                                  SCHEDULE 13D


CUSIP No. 391546108                             Page      4   of   12      Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                W.D. Pratt Co. No. 1
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                N/A
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
         NUMBER OF                   7  SOLE VOTING POWER
          SHARES                          48,816 (1)
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                    8  SHARED VOTING POWER
           EACH
         REPORTING                        0
          PERSON                    --------------------------------------------
           WITH                      9  SOLE DISPOSITIVE POWER
                                          48,816 (1)
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
           11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                   EACH REPORTING PERSON

                                          48,816
--------------------------------------------------------------------------------
           12                      CHECK BOX IF THE AGGREGATE AMOUNT IN
                                   ROW (11) EXCLUDES CERTAIN SHARES          [_]
--------------------------------------------------------------------------------
           13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                   ROW (11)

                                     0.9%
--------------------------------------------------------------------------------
           14                      TYPE OF REPORTING PERSON*

                                     PN
--------------------------------------------------------------------------------


(1)  Power is exercised through its Managing General Partner, William D. Pratt.

                                  SCHEDULE 13D


CUSIP No. 391546108                             Page      5   of   12      Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                WDP Jr. Family Trust
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                N/A
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
         NUMBER OF                   7  SOLE VOTING POWER
          SHARES                          1,636 (1)
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                    8  SHARED VOTING POWER
           EACH
         REPORTING                        0
          PERSON                    --------------------------------------------
           WITH                      9  SOLE DISPOSITIVE POWER
                                          1,636 (1)
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
           11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                   EACH REPORTING PERSON

                                          1,636
--------------------------------------------------------------------------------
           12                      CHECK BOX IF THE AGGREGATE AMOUNT IN
                                   ROW (11) EXCLUDES CERTAIN SHARES          [_]
--------------------------------------------------------------------------------
           13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                   ROW (11)

                                   Less than 0.1%
--------------------------------------------------------------------------------
           14                      TYPE OF REPORTING PERSON*

                                   00 - Trust
--------------------------------------------------------------------------------


(1)  Power is exercised through its Trustee, William D. Pratt.

Item 1.  Security and Issuer.
-------  --------------------

     This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation (f/k/a Pratt Hotel Corporation), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

Item 2.  Identity and Background.
-------  ------------------------

     This statement is filed on behalf of William D. Pratt, the J.E. Pratt Family Trust (the "JEP Trust"), W.D. Pratt Co. No. 1 (the "Partnership"), and the WDP Jr. Family Trust (the "WDP Jr. Trust") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     William D. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal employment at such address is serving as a director and Executive Vice President, Secretary and General Counsel of each of the Company and Hollywood Casino Corporation ("Hollywood"). The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey. Hollywood owns and operates distinctive Hollywood-themed entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi.

     The JEP Trust is governed by the laws of the State of Texas and is located in Texas. William D. Pratt is the Trustee of the Trust. The primary beneficiaries of the Trust are Jack E. Pratt, Jr., whose is employed as an insurance agent and whose principal business address is 6936 Spanky Branch Court, Dallas, Texas 75248; Jill P. LaFerney, whose principal employment is owning and operating an ice cream business and whose principal business address is 9054 Briarwood, Dallas, Texas 75209; John R. Pratt, whose occupation is project manager for HWCC Development Corporation, a construction company and whose principal business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240; and Aileen M. Pratt, a homemaker. The principal business of the Trust is to hold investments for the benefit of its beneficiaries. The address of the Trust's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     The Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. William D. Pratt is the Managing General Partner of the Partnership. The general partners of the Partnership are William D. Pratt; the WDP Jr. Trust which is controlled by William D. Pratt, its Trustee; Shawn D. Bradshaw, a homemaker; and Michael Shannan Pratt, whose occupation is serving as Vice President of Operations of Hollywood Casino-Aurora, Inc., which owns a casino in Aurora, Illinois and whose principal business address is 49 West Galena Blvd., Aurora, Illinois 60506. The principal business of the Partnership is to hold investments for the benefit of its partners. The address of the Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     The WDP Jr. Trust is governed by the laws of the State of Texas and is located in Texas. William D. Pratt is the Trustee of the Trust. The primary beneficiaries of the Trust are Elizabeth Betancourt Pratt, a homemaker; William
D. Pratt III, a minor; Kimberly Elizabeth Pratt, a minor; and Michael Taylor Pratt, a minor. The principal business of the Trust is to hold investments for the benefit of its beneficiaries. The address of the Trust's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     To the best knowledge of William D. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership and Trustee of each of the JEP Trust and the WDP Jr. Trust, none of the Reporting Persons, general partners of the Partnership or primary beneficiaries of the JEP Trust or the WDP Jr. Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the best knowledge of William D. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership and Trustee of each of the JEP Trust and the WDP Jr. Trust, none of the Reporting Persons, general partners of the Partnership, or primary beneficiaries of either the JEP Trust or the WDP Jr. Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     William D. Pratt, Jack E. Pratt, Jr., Jill P. LaFerney, John R. Pratt, Aileen M. Pratt, Shawn D. Bradshaw, Michael Shannan Pratt, Elizabeth Betancourt Pratt, William D. Pratt III, Kimberly Elizabeth Pratt and Michael Taylor Pratt are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The Reporting Persons acquired all of the shares of Common Stock held of record by them (the "Shares") pursuant to a distribution (the "Distribution") by Hollywood on a pro-rata basis to the holders of Hollywood's Class A Common Stock, par value $0.0001 (the "Hollywood Common Stock"), of all of the shares of the Company's Common Stock owned by Hollywood. The Distribution occurred on December 31, 1996 at the rate of 0.167852 of a share of the Common Stock of the Company for each share of Hollywood Common Stock owned of record on December 24, 1996 by the stockholders of Hollywood Common Stock. No consideration was paid by the Reporting Persons in return for the Shares received in the Distribution.

Item 4.  Purpose of the Transaction.
-------  ---------------------------

     The Shares were acquired by the Reporting Persons through the Distribution, which involved no independent action on the part of the Reporting Persons. The Reporting Persons hold the Shares for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

     The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) William D. Pratt owns of record 1,678 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons). William D. Pratt may be deemed to be the beneficial owner of an aggregate of 822,380 shares of Common Stock (representing approximately 15.9% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 1,628 shares owned of record by him, 770,250 shares owned of record by the JEP Trust, 48,816 shares owned of record by the Partnership and 1,636 shares of Common Stock owned of record by the WDP Jr. Trust. William D. Pratt is the Managing General Partner of the Partnership and the Trustee of each of the JEP Trust and the WDP Jr. Trust and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Partnership, the JEP Trust and the WDP Jr. Trust. William D. Pratt disclaims beneficial ownership of all shares of Common Stock owned by the JEP Trust and the WDP Jr. Trust and any shares of Common Stock held by the Partnership exceeding his pecuniary interest therein.

     The JEP Trust owns of record and beneficially an aggregate of 770,250 shares of Common Stock of the Company (representing approximately 14.9% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons).

     The Partnership owns of record and beneficially an aggregate of 48,816 shares of Common Stock of the Company (representing approximately 0.9% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons).

     The WDP Jr. Trust owns of record and beneficially an aggregate of 1,636 shares of Common Stock of the Company (representing less than 0.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons).

     Shawn Bradshaw does not own of record or beneficially any shares of Common Stock.

     Michael Shannan Pratt does not own of record or beneficially any shares of Common Stock.

     The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) William D. Pratt has sole voting power and sole dispositive power with respect to the 1,678 shares of Common Stock owned of record by him, the 770,250 shares of Common Stock owned of record by the JEP Trust, the 48,816 shares of Common Stock owned of record by the Partnership and the 1,636 shares of Common Stock owned of record by the WDP Jr. Trust, for a total of 822,380 aggregate shares of Common Stock of the Company.

     The JEP Trust has sole voting power and sole dispositive power with respect to the 770,250 shares of Common Stock owned of record by it.

     The Partnership has sole voting power and sole dispositive power with respect to the 48,816 shares of Common Stock owned of record by it.

     The WDP Jr. Trust has sole voting power and sole dispositive power with respect to the 1,636 shares of Common Stock owned of record by it.

     Shawn Bradshaw has no power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     Michael Shannan Pratt has no power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     (c) The only transaction by the Reporting Persons in the Common Stock of the Company during the past 60 days is the Distribution described in Item 3 above. The description of the Distribution in Item 3 is hereby incorporated by reference.

     (d) William D. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,678 shares of Common Stock owned of record by him. The JEP Trust has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 770,250 shares of Common Stock owned of record by it. The Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 48,816 shares of Common Stock owned of record by it. The WDP Jr. Trust has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,636 shares of Common Stock owned of record by it.

     Neither Shawn D. Bradshaw nor Michael Shannan Pratt has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     William D. Pratt is the Managing General Partner of the Partnership and the Trustee of each of the JEP Trust and the WDP Jr. Trust, each of which own Common Stock of the Company.

     Attached hereto as Exhibit 7.1 and incorporated herein by reference is a
                        -----------
copy of a Joint Filing Agreement.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     7.1  Joint Filing Agreement.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 1997



                                    WILLIAM D. PRATT


                                    /s/  William D. Pratt
                                    ---------------------



                                    J.E. PRATT FAMILY TRUST



                                    /s/ William D. Pratt
                                    --------------------
                                    By:  William D. Pratt
                                         Trustee


                                    W.D. PRATT CO. NO. 1


                                    /s/  William D. Pratt
                                    ---------------------
                                    By:  William D. Pratt
                                         Managing General Partner



                                    WDP JR. FAMILY TRUST


                                    /s/  William D. Pratt
                                    ---------------------
                                    By:  William D. Pratt
                                         Trustee

                                  EXHIBIT 7.1
                             JOINT FILING AGREEMENT
                             ----------------------


          In accordance with Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with regard to the common stock of Greate Bay Casino Corporation, and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 9th day of January, 1997.


                                    WILLIAM D. PRATT


                                    /s/  William D. Pratt
                                    ---------------------



                                    J.E. PRATT FAMILY TRUST



                                    /s/ William D. Pratt
                                    --------------------
                                    By:  William D. Pratt
                                         Trustee


                                    W.D. PRATT CO. NO. 1


                                    /s/  William D. Pratt
                                    ---------------------
                                    By:  William D. Pratt
                                         Managing General Partner



                                    WDP JR. FAMILY TRUST


                                    /s/  William D. Pratt
                                    ---------------------
                                    By:  William D. Pratt
                                         Trustee